UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Inter-Tel (Delaware), Incorporated
(Name of Issuer)
Common Stock
(Title of Class of Securities)
458372109
(CUSIP Number)
Steven G. Mihaylo P.O. Box 19790 Reno, Nevada 89511 (775) 338-4699
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to: Brian J. McCarthy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue Los Angeles, California 90071 (213) 687-5000 July 27, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 458372 109

1.	Names of Reporting Persons. Steven G. Mihaylo I.R.S. Identification Nos. of above persons (entities only). Not applicable.
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
(A) (B)	[ ] [ ]
3.	SEC Use Only
4.	Source of Funds (see Instructions) OO, BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,189,748
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 5,189,748
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,189,748
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) [__]
13.	Percent of Class Represented by Amount in Row 11 19.0%
14.	Type Of Reporting Person (See Instructions) IN

This Amendment No. 21 (“Amendment No. 21”) amends and supplements the Schedule 13D, dated March 3, 2006 (the “Original Schedule 13D”), and filed by Steven G. Mihaylo (“Mr. Mihaylo”) with the Securities and Exchange Commission (the “SEC”) on March 6, 2006, as amended by Amendment No. 1 thereto, dated April 10, 2006 and filed by Mr. Mihaylo with the SEC on April 10, 2006 (“Amendment No. 1”), Amendment No. 2 thereto, dated April 21, 2006 and filed by Mr. Mihaylo with the SEC on April 21, 2006 (“Amendment No. 2”), Amendment No. 3 thereto, dated May 8, 2006 and filed by Mr. Mihaylo with the SEC on May 8, 2006 (“Amendment No. 3”), Amendment No. 4 thereto, dated May 18, 2006 and jointly filed by Mr. Mihaylo and Vector Capital Corporation (“Vector”) with the SEC on May 18, 2006 (“Amendment No. 4”), Amendment No. 5 thereto, dated June 15, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 15, 2006 (“Amendment No. 5”), Amendment No. 6 thereto, dated June 29, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on June 29, 2006 (“Amendment No. 6”), Amendment No. 7 thereto, dated July 28, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on July 28, 2006 (“Amendment No. 7”), Amendment No. 8 thereto, dated August 21, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 21, 2006 (“Amendment No. 8”), Amendment No. 9 thereto, dated August 22, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 23, 2006 (“Amendment No. 9”), Amendment No. 10 thereto, dated August 25, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on August 25, 2006 (“Amendment No. 10”), Amendment No. 11 thereto, dated October 24, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on October 25, 2006 (“Amendment No. 11”), Amendment No. 12 thereto, dated November 8, 2006 and jointly filed by Mr. Mihaylo and Vector with the SEC on November 9, 2006 (“Amendment No. 12”), Amendment No. 13 thereto, dated March 2, 2007 and jointly filed by Mr. Mihaylo and Vector with the SEC on March 6, 2007 (“Amendment No. 13”), Amendment No. 14 thereto, dated March 30, 2007 and filed by Mr. Mihaylo with the SEC on April 2, 2007 (“Amendment No. 14”), Amendment No. 15 thereto, dated June 4, 2007 and filed by Mr. Mihaylo with the SEC on June 5, 2007 (“Amendment No. 15”), Amendment No. 16 thereto, dated June 4, 2007 and filed by Mr. Mihaylo with the SEC on June 6, 2007 (“Amendment No. 16”), Amendment No. 17 thereto, dated June 8, 2007 and filed by Mr. Mihaylo with the SEC on June 11, 2007 (“Amendment No. 17”), Amendment No. 18 thereto, dated June June 26, 2007 and filed by Mr. Mihaylo with the SEC on June 27, 2007 (“Amendment No. 18”), Amendment No. 19 thereto, dated July 2, 2007 and filed by Mr. Mihaylo with the SEC on July 3, 2007 (“Amendment No. 19”) and Amendment No. 20 thereto, dated July 10, 2007 and filed by Mr. Mihaylo with the SEC on July 11, 2007 (“Amendment No. 20”, and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18 and Amendment No. 19, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share (“Common Stock”), of Inter-Tel (Delaware), Incorporated, a Delaware corporation (“Inter-Tel” or the “Company”), formerly known as Inter-Tel, Incorporated, an Arizona corporation. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response to Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 4:

Withdrawal of Recapitalization Alternative

On July 27, 2007 Mr. Mihaylo sent the following letter to Inter-Tel stockholders in which he states that, as a result of Inter-Tel’s recent earnings release and its revised third and fourth quarter 2007 forecasts, although Mr. Mihaylo has serious doubts as to whether the Company’s revised forecasts are reliable, he is forced to rescind his proposed recapitalization alternative to the Mitel Merger:

STEVEN G. MIHAYLO

P.O. Box 19790

Reno, Nevada 89511

July 27, 2007

Dear Fellow Inter-Tel Shareholder,

I am extremely confused and troubled by the Company’s recent earnings release and its revised third and fourth quarter 2007 forecasts, which resulted in a forecast for net full year 2007 sales of 8% to 10% below the projections contained in Inter-Tel’s May 29, 2007 proxy statement. This is especially confusing and troubling when net sales in Q2 2007 were just 1.3% below net sales in Q2 2006 and were considerably above the net sales reported in the first quarter of 2007. I am amazed that less than two months ago, the Company published projections which indicated that its strategy would yield far more positive results.

As a result of the latest forecast, the consensus analyst EPS estimates for 2008 have dropped to $1.00 per share. This estimate is 31% below the EPS projections included by management in its proxy dated May 29, 2007. Although I have serious doubts as to whether the Company’s revised forecasts are reliable and whether or not they factor in what I believe may be positive recent material developments at the Company, these events have forced me to reevaluate my recapitalization alternative.

Given the lengths to which management has gone to disclaim their projections included in their proxy materials of May 29th and upon which its financial advisor based its fairness opinion, I feel whip-lashed and deceived. With no other choice except to use management’s current forecasts and the revised consensus analyst earnings estimates for 2008, I regret to inform you that there can be no assurance, if management’s latest revised projections are to be believed, that a leveraged recapitalization of Inter-Tel would yield greater value than the Mitel transaction. Therefore, in the spirit of candidness and full and accurate disclosure, I am forced to rescind my proposed recapitalization alternative.

However, despite not being able to present a currently more favorable financial alternative, I continue to have tremendous confidence in the Company’s products and once the Company’s fate is determined and its associates are refocused, I view the Company’s recent earnings results as an opportunity for future results to be significantly improved under the right management team and go-to-market strategy. Moreover, I believe there may be highly favorable information that has not been widely publicized but which may represent an incredible opportunity for dramatic growth in the near and longer term.

In addition, from what I have observed, the Company has not implemented, let alone seriously analyzed, any of the additional cost saving strategies I proposed in my January letter to the board of directors. Furthermore, the Company continues to maintain a competitive product line and pool of talented engineers which would enable a stand-alone Inter-Tel to continue to be a leader in the telecommunications industry under the guidance of an effective management team and the right board of directors.

For these reasons, I continue to believe there is tremendous intrinsic value in the Company which is yet to be captured by its shareholder base. The Company and its shareholders should be given the opportunity to capitalize on the foundation we have built rather than what I believe is the “cut and run approach” of selling to Mitel.

ASK YOURSELF, IF THE COMPANY FORECASTS ARE AS DIRE AS PREDICTED, WHY WOULD MITEL STILL BE WILLING TO PAY THE PRICE ORIGINALLY AGREED TO?

As Inter-Tel’s largest shareholder, with approximately 19% of its shares, and in light of the above, I continue to oppose the sale to Mitel and I intend to vote AGAINST the merger at the August 2nd shareholder meeting and I plan to exercise appraisal rights. I encourage you to evaluate everything you have observed over the past several months and join with me to also vote AGAINST the Mitel transaction.

Very Truly Yours,

/s/ Steven G. Mihaylo
STEVEN G. MIHAYLO

PLEASE VOTE TODAY

If you have any questions or need assistance in voting your GREEN proxy card, please call:

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Call Collect: (212) 929-5500

or

Toll-Free (800) 322-2885

Participant Legend

Stockholders are advised to read the proxy statement and other documents related to the solicitation of proxies filed by Steven G. Mihaylo for use at the 2007 Annual Meeting of Stockholders because they contain important information. The preliminary proxy statement was filed on March 30, 2007, and along with other relevant documents, is available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone at (800) 322-2885 or by e-mail at proxy@mackenziepartners.com. Information relating to the participants in the solicitation of proxies by Mr. Mihaylo is contained in the preliminary proxy statement filed by Mr. Mihaylo with the Securities and Exchange Commission, as amended and supplemented by proxy materials filed by Mr. Mihaylo with the SEC on July 11, 2007, and can be obtained as described above. Mr. Mihaylo intends to file a revised preliminary proxy statement which will contain additional information about the participants and Mr. Mihaylo’s solicitation.

Written Demand for Appraisal of Shares

On July 27, 2007, prior to the taking of the vote on the Merger, Mr. Mihaylo sent a written demand for appraisal of the 1,498 shares of Common Stock held of record by Mr. Mihaylo. Also on July

27, 2007, prior to the taking of the vote on the Merger, the Trust sent a written demand for appraisal of the 5,178,000 shares of Common Stock held of record by the Trust, and of which Mr. Mihaylo is the beneficial owner.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	July 30, 2007

/s/ Steven G. Mihaylo
STEVEN G. MIHAYLO